SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date August 10, 2005_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated August 10, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: August 10, 2005

INTERNET SITE FOR SUCANON SALES NOW OPERATIONAL

Vancouver, B.C., August 9, 2005 - Biotech Holdings (the "Company", BIO: TSX-V; BIOHF: OTCBB) has announced today that, following up on the May 4, 2005 announcement that the Company had signed an agreement with Arkon Medical Supply for distribution of Sucanon diabetes medication to countries in the Western Hemisphere, Arkon^s site for Sucanon sales is now operational and can be found at www. sucanon.info.

The Company confirms that orders processed through the site to date, with a value of $150 US, have been only for the purpose of testing the system. The Company^s agreement with Arkon was completed on an arm^s length basis and is non-exclusive. Under the terms of the agreement, Arkon will market Sucanon, in three-month supplies, to individuals domiciled in the Western Hemisphere who are purchasing for personal use. The product will be delivered via the Company^s Mexico facility on behalf of Arkon. Arkon will be paid a fee per sale.

If you would you would like to be added to Biotech Holdings^ email list for future news updates or summary clinical materials, please go to: www.biotechltd.com/info.asp.

Biotech Holdings Ltd.^s head office is in Richmond, British Columbia.  Biotech Holdings^ shares trade on the Over the Counter Bulletin Board in the United States (BIOHF.OB) and on the TSX Venture Exchange in Canada (BIO.V).  For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8:00 a.m. to 4 p.m. Pacific time, or by e-mail at biotech@direct.ca. For background information and current stock quotations, please visit Biotech^s website at www.biotechltd.com.

On behalf of the Board of Directors: /s/ Robert B. Rieveley, President and Director.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgment as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.